UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ABERDEEN TOTAL DYNAMIC DIVIDEND FUND
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

00326L100
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00326L100	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
7,302,552

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
7,302,552

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
7,302,552

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.79%[1]

14	TYPE OF REPORTING PERSON
PN; IA

____________________________
1 The percentages used herein are calculated based upon 107,593,339 shares of common stock outstanding as of 10/31/2017, as disclosed in the company's Certified Shareholder Report Form N-CSR filed 1/5/2018.

CUSIP No. 00326L100	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
7,302,552

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
7,302,552

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
7,302,552

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6,79%[1]

14	TYPE OF REPORTING PERSON
IN

____________________________
1 The percentages used herein are calculated based upon 107,593,339 shares of common stock outstanding as of 4/30/2018, as disclosed in the company's Certified Shareholder Report Form N-CSRS filed 7/9/2018.

CUSIP No. 00326L100	SCHEDULE 13D/A	Page 4 of 6 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 4 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on October 13, 2017, as amended by Amendment No. 1 filed on 11/27/17, and Amendment No. 2 filed 1/18/18, and Amendment No. 3 filed 5/21/2018. With respect to the common stock, no par value per share (the "Common Shares"), of Aberdeen Total Dynamic Dividend Fund (the "Issuer"). This Amendment No. 4 amends Items 3, and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors in the Saba Entities and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of $57,823,975 was paid to acquire the Common Shares reported herein

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 107,593,339 shares of common stock outstanding as of 4/30/2018, as disclosed in the company's Certified Shareholder Report Form N-CSRS filed 7/9/2018.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Shares effected since the filing of the Schedule 13D/A Amendment 3 by Saba Capital on behalf of the Saba Entities, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)

No person other than the Reporting Persons and the Saba Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Shares.

(e)	Not applicable.

CUSIP No. 00326L100	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

            After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 22, 2018

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 00326L100	SCHEDULE 13D/A	Page 6 of 6 Pages

Schedule A

            This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the Schedule 13D/A filing on 5/21/2018. All transactions were effectuated in the open market through a broker.

Date	Buy/Sell	Shares	Price
08/21/18	Sell	67,057	8.84
08/17/18	Sell	68,016	8.72
08/16/18	Sell	75,774	8.77
08/15/18	Sell	33,312	8.72
08/14/18	Sell	61,878	8.81
08/13/18	Sell	6,126	8.82
08/10/18	Sell	19,457	8.86
08/08/18	Sell	6,900	8.94
08/07/18	Sell	20,372	8.93
08/06/18	Sell	33,230	8.89
08/03/18	Sell	7,012	8.87
08/01/18	Sell	4,100	8.88
07/31/18	Sell	45,945	8.88
07/30/18	Sell	10,256	8.82
07/27/18	Sell	56,798	8.89
07/25/18	Sell	21,420	8.83
07/24/18	Sell	82,224	8.83
07/23/18	Sell	101,600	8.80
07/20/18	Sell	61,899	8.80
07/19/18	Sell	99,242	8.85
07/18/18	Sell	79,991	8.88
07/17/18	Sell	10,700	8.88
07/10/18	Sell	5,200	8.89
07/09/18	Sell	8,863	8.89
06/29/18	Sell	2,500	8.80
06/28/18	Sell	5,034	8.75
06/27/18	Sell	22,412	8.80
06/22/18	Sell	28,657	8.95
06/21/18	Sell	38,339	8.93
06/20/18	Sell	85,679	8.98
06/19/18	Sell	54,607	8.97
05/23/18	Sell	1,200	9.05